0:01

[Music]

0:05

my wife had cancer

0:07

so we decided to get cannabis from the

0:09

street

0:10

and we never knew what was in it well i

0:13

have a chemistry background some

0:14

chemical engineering background having

0:16

to also be a medical doctor and

0:19

neurosurgeon what don't we see about

0:22

getting it starting a testing laboratory

0:24

for cannabis and that kind of got things

0:27

going we decided to call it hummingbird

0:29

labs because we had a lot of

0:30

hummingbirds in our backyard lab testing

0:33

in the marijuana industry is mandatory

0:36

in the state of michigan and we thought

0:38

that a lab would be

0:40

the most sustainable model

0:43

versus the

0:44

secure transport and also versus the

0:47

processors we like to emphasize

0:50
how

0:51
important it is to keep the marijuana

0:55
that they're consuming

0:56
free of contaminants

0:59
free of heavy metals

1:01
free of pesticides

1:04
and the only way to assure the public

1:07
is to

1:08
have a testing facility that does that

1:12
our customers are the other people who

1:15
grow the marijuana who

1:17
process the marijuana and those also the

1:20
ones who

1:21
process it in terms of edibles and

1:23
things of that nature and i think that

1:25
if we give a good quality product we're

1:28
accountable we're honest and we have a

1:30
good turnaround time we would

1:32
be successful we'd generate enough money

1:35
and we we'd pay our investors back isn't

1:38
it awesome that this is a new day

1:41
that we're testing marijuana products

1:44
and

1:45
trying to keep the consumer as safe as

1:48
possible wouldn't you want to invest in

1:50
something like that i'm from grand

1:52
rapids i grew up here i live presently

1:55
in atlanta georgia we cannot do this in

1:58
atlanta georgia because it's not legal

2:01
it is legal in michigan it's legal in

2:04
grand rapids we need funds to renovate

2:07
this building to make it inviting

2:10
to make it educational

2:12
and to make it innovative

2:14
we would like to help

2:17
revitalize this area provide jobs

2:21
provide mentorship for younger people

2:24
provide

2:25
technical skills

2:27
a place where

2:28
people will

2:30
learn that marijuana is not really

2:34

the bad guy help us build this help us

2:37

show the country what it means to

2:40

embrace cannabis responsibly thank you

2:43

very much for your interest in

2:45

hummingbird labs

2:48

[Music]

2:56